# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: REZOLVE AI PLC, CIK 0001920294
CUSIP: G75398100
Title of class of securities: Ordinary Shares, par value (GBP) 0.0001 per share
Address of issuer's principal executive offices: 21 SACKVILLE STREET, LONDON, United Kingdom (X0), W1S 3DN
Date of event which requires filing of this statement: 03/20/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001313799

## Reporting persons
- Gonzalez Alejandro: type of reporting person: individual (IN); citizenship or place of organization: Mexico (O5); sole voting power 22,808,171; shared voting power 0; sole dispositive power 22,808,171; shared dispositive power 0; aggregate amount beneficially owned 22,808,171 (5.7% of the class)
  Comment: The percentages reported in this Schedule 13G are based upon 398,827,587 Ordinary Shares outstanding as of January 21, 2026. Except as described in the preceding sentence, all Shares for the holdings of the reporting person reported in this Schedule 13G are as of the closing of the market on March 20, 2026.

## Item 1. Issuer
Name of issuer: REZOLVE AI PLC
Address of issuer's principal executive offices: 21 SACKVILLE STREET, LONDON, UNITED KINGDOM, W1S 3DN

## Item 2. Person Filing
Name of person filing: Alejandro Gonzalez
Address of principal business office or, if none, residence: Lomas de Tlapexco #203, Piso 4, Real de las Lomas, Ciudad de Mexico, 05100 Mexico
Citizenship: Mexico

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 22,808,171
Percent of class: 5.7
Sole power to vote or to direct the vote: 22,808,171
Shared power to vote or to direct the vote: None
Sole power to dispose or to direct the disposition: 22,808,171
Shared power to dispose or to direct the disposition: None

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Gonzalez Alejandro: /s/ Alejandro Gonzalez, Alejandro Gonzalez / Filer (04/02/2026)